Exhibit 4.24
AMENDMENT NO. 18 TO
AMENDED AND RESTATED CREDIT AGREEMENT
This Amendment No. 18 to Amended and Restated Credit Agreement (this “Amendment”), dated as of May 10, 2007, is entered into by and between SIFCO INDUSTRIES, INC. (the “Borrower”) and NATIONAL CITY BANK (the “Bank”) for the purposes amending and supplementing the documents and instruments referred to below.
WITNESSETH:
WHEREAS, Borrower and Bank are parties to an Amended and Restated Credit Agreement made as of April 30, 2002, as amended from time to time (as amended, the “Credit Agreement” providing for $6,000,000 of revolving credits; all terms used in the Credit Agreement being used herein with the same meaning); and
WHEREAS, Borrower and Bank desire to further amend certain provisions of the Credit Agreement to extend the Expiration Date of the Subject Commitment and to eliminate the weekly Borrowing Base reporting requirement;
NOW, THEREFORE, in consideration of the foregoing and the mutual covenants and agreements contained herein and for other good and valuable consideration, the receipt and sufficiency of which is hereby acknowledged, the parties agree as follows:
SECTION I — Amendments to Credit Agreement
A. Subsection 2A.02 of the Credit Agreement is hereby amended to extend the Expiration Date from April 1, 2008 to October 1, 2008.
B. Subsection 2B.16 of the Credit Agreement is hereby amended to delete the weekly Borrowing Base reporting requirement set forth therein. The monthly reporting requirement set forth in subsection 2B.16 shall continue.
SECTION II — Representations and Warranties
Borrower hereby represents and warrants to Bank, to the best of Borrower’s knowledge, that
A. None of the representations and warranties made in the Credit Agreement or any Related Writing, (collectively, the “Loan Documents”) has ceased to be true and complete in any material respect as of the date hereof; and
B. As of the date hereof no “Default” has occurred that is continuing under the Loan Documents.
SECTION III – Acknowledgments Concerning Outstanding Loans
Borrower acknowledges and agrees that, as of the date hereof, all of Borrower’s outstanding loan obligations to Bank are owed without any offset, deduction, defense, claim or counterclaim of any nature whatsoever. Borrower authorizes Bank to share all credit and financial information relating to Borrower with each of Bank’s parent company and with any subsidiary or affiliate company of such Bank or of such Bank’s parent company.
SECTION IV — References
On and after the effective date of this Amendment, each reference in the Credit Agreement to “this Agreement”, “hereunder”, “hereof”, or words of like import referring to the Credit Agreement shall mean and refer to the Credit Agreement as amended hereby. The Loan Documents, as amended by this Amendment, are and shall continue to be in full force and effect and are hereby ratified and confirmed in all respects. The execution, delivery and effectiveness of this Amendment shall not operate as a waiver of any right, power or remedy of Bank under the Loan Documents or constitute a waiver of any provision of the Loan Documents except as specifically set forth herein.

SECTION V — Counterparts and Governing Law
This Amendment may be executed in any number of counterparts, each counterpart to be executed by one or more of the parties but, when taken together, all counterparts shall constitute one agreement. This Amendment, and the respective rights and obligations of the parties hereto, shall be construed in accordance with and governed by Ohio law.
IN WITNESS WHEREOF, Borrower and Bank have caused this Amendment to be executed by their authorized officers as of the date and year first above written.

SIFCO INDUSTRIES, INC.		NATIONAL CITY BANK

By:	/s/ Frank A. Cappello	By:	/s/ Christian S. Brown
Name:	Frank A. Cappello	Name:	Christian S. Brown
Title:	V.P. Finance and CFO	Title:	Vice President